February 27, 2015

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800

MILWAUKEE, WISCONSIN 53202-5306

414.271.2400 TEL

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www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com Email

CLIENT/MATTER NUMBER

035194-0102

VIA EDGAR

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Parnassus Funds (File No. 811-04044)

Ladies and Gentlemen:

On behalf of Parnassus Funds, a Massachusetts business trust (the “Company”), we are transmitting for filing a registration statement on Form N-14. The Registration Statement contains a Prospectus that provides information about the acquisition (the “Acquisition”) of the assets and liabilities of the Parnassus Small Cap Fund (the “Small Cap Fund”), a series of the Company, by the Parnassus Mid Cap Fund (the “Mid Cap Fund”), another series of the Company. The Small Cap Fund and the Mid Cap Fund are sometimes referred to herein as the “Funds.” The Acquisition does not require shareholder approval, and the Company is not asking for a proxy in connection with the Acquisition.

This filing is being effected by direct transmission to the EDGAR System.

The Company is a Massachusetts business trust, and, under applicable trust law and the charter documents of the Company, no shareholder vote is required in connection with the reorganization. In addition, no shareholder vote is required by Rule 17a-8 under the Investment Company Act of 1940 because the Funds have virtually identical investment advisory contracts, the same disinterested trustees, substantially identical fundamental investment policies, and neither of the Funds pays any distribution fees.

The Parnassus Mid Cap Fund is the legal survivor of the proposed reorganization. Provided below is the accounting survivor analysis concluding that the Mid Cap Fund is the accounting survivor. The accounting survivor analysis is based, among other things, on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the factors set forth below, in order of relative importance, to apply in determining the proper accounting surviving entity.

The Securities and Exchange Commission (“SEC”) has taken the position that the surviving entity for accounting purposes is also the fund whose historical performance may be used by the combined fund after the reorganization. See SEC Generic Comment Letter, February 3, 1995. In the North American Security Trust No-Action Letter (publicly available August 5, 1994), the SEC stated that in determining whether a surviving fund can use the historical performance of a predecessor fund involved in a reorganization, it is necessary to compare the attributes of the surviving fund and the predecessor fund to determine which fund, if any, the surviving fund most closely resembles.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

February 27, 2015

The factors that should be taken into consideration when determining the accounting and performance survivor in a fund reorganization include, in their relative order of importance, the following:

•	the investment adviser to the surviving fund;

•	the portfolio composition of the surviving fund;

•	the investment objectives and policies of the surviving fund;

•	the expense structure and expense ratio applicable to the surviving fund; and

•	the relative asset sizes of the funds involved in the reorganizations.

See North American Security Trust (publicly available August 5, 1994) (“NAST”); see also AICPA Audit and Accounting Guide for Investment Companies (factors to determine accounting survivor) and the ICI White Paper.

Investment Adviser

Parnassus Investments is the investment adviser of the Parnassus Small Cap Fund and the Parnassus Mid Cap Fund.

Portfolio Composition

The Parnassus Mid Cap Fund is the surviving entity and the combined fund will operate under the investment objective, policies, strategies and restrictions of the Parnassus Mid Cap Fund, and the portfolio managers of the Parnassus Mid Cap Fund will continue as the portfolio managers of the combined fund. Thus, the portfolio of the Parnassus Mid Cap Fund is more representative of what the portfolio of the combined fund will be over time.

Investment Objectives and Policies

The Parnassus Small Cap Fund and the Parnassus Mid Cap Fund have the same investment objective. While a substantial portion of the investments of the Parnassus Small Cap Fund are eligible investments for the Parnassus Mid Cap Fund, the Parnassus Small Cap Fund and the Parnassus Mid Cap Fund do differ in investment policies and strategies. The combined funds’ investment policies and strategies will be those of the Parnassus Mid Cap Fund.

Securities and Exchange Commission

February 27, 2015

Expense Structure and Expense Ratio

The Parnassus Small Cap Fund and the Parnassus Mid Cap Fund have similar expense structures. The expense ratio of the combined fund will be approximately the same as that of the Parnassus Mid Cap Fund, which has a lower expense ratio.

Relative Asset Sizes

The total assets of the Parnassus Small Cap Fund are larger than the total assets of the Parnassus Mid Cap Fund.

In terms of the structure of the reorganization, the Parnassus Small Cap Fund will contribute all of its assets and liabilities to the Parnassus Mid Cap Fund in exchange for shares of the Parnassus Mid Cap Fund. The Parnassus Small Cap Fund will liquidate following the distribution of the shares of the Parnassus Mid Cap Fund to its shareholders. The legal survivor of the reorganization, the Parnassus Mid Cap Fund, is normally considered the accounting survivor of the reorganization unless the factors above lead to a contrary determination.

An analysis of the NAST factors is consistent with the Parnassus Mid Cap Fund being the accounting and performance survivor of the reorganization. Specifically, despite the total assets of the Parnassus Small Cap Fund being larger than the total assets of the Parnassus Mid Cap Fund, the NAST factors indicate that combined fund will more closely resemble the Parnassus Mid Cap Fund, as (1) the combined fund will operate under the investment objective, policies, strategies and restrictions of the Parnassus Mid Cap Fund (with the portfolio managers of the Parnassus Mid Cap Fund continuing as the portfolio managers of the combined fund); (2) the portfolio of the Parnassus Mid Cap Fund is more representative of what the portfolio of the combined fund will be over time; (3) the combined funds’ investment policies and strategies will be those of the Parnassus Mid Cap Fund; and (4) the expense ratio of the combined fund will be approximately the same as that of the Parnassus Mid Cap Fund, which has a lower expense ratio.

In light of the Parnassus Mid Cap Fund being the legal survivor of the reorganization and the supportive NAST factors, we believe that the Parnassus Mid Cap Fund is the appropriate accounting and performance survivor of the proposed reorganization.

Please contact the undersigned at (414) 297-5596 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer